Exhibit 99.1

 NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES ADDITION
OF NEW DIRECTOR

Calgary, Alberta, Canada – September 26, 2011

Precision Drilling Corporation (“Precision”) announced today the addition of Dr. Kevin O. Meyers to its board of directors.

Dr. Meyers has over 30 years experience in the energy industry.  Until his retirement from ConocoPhillips in 2010, he held many senior leadership positions, most recently, Senior Vice President Exploration and Production - Americas, for ConocoPhillips. Previously, he had been President of ConocoPhillips Canada.  He also served as President of ConocoPhillips Russia and Caspian Region, where he was responsible for exploration and production activities in the former Soviet Union and was the lead executive in Russia for the COPLUKOIL strategic alliance.  Dr. Meyers held several other leadership positions with ConocoPhillips and ARCO, where he was responsible for exploration and production operations in the Permian Basin and Alaska’s West Sak, Kuparuk, and Prudhoe Bay fields.

A Pennsylvania native, Dr. Meyers has served on several boards, including LUKOIL, the Board of Regents for the University of Alaska and the Nature Conservancy of Alaska.  He currently serves on the Boards of Hornbeck Offshore Services (NYSE: HOS), Denbury Natural Resources (NSE: DNR), the World Energy Council, the Houston Symphony and the U.S. Energy Association.  He holds a doctorate in chemical engineering from the Massachusetts Institute of Technology and a bachelor’s degree in chemistry and mathematics from Capital University in Ohio.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com